VIA EDGAR

January 25, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Corey Jennings

Ladies and Gentlemen:

Re:	Cresco Labs Inc.
Registration Statement on Form 40-F (File No. 000-56241)
Request for Acceleration of Effective Date

The undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00pm EST on January 27, 2021, or as soon thereafter as is practicable.

Very truly yours,

CRESCO LABS INC.

By:	/s/ John Schetz
Name: John Schetz
Title: General Counsel